SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Diversinet Corp.

(Name of Issuer)

Common Shares

No Par Value

(Title of Class of Securities)

25536K303

(CUSIP Number)

July 7, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25536K303	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Albert E. Wahbe
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 9,200,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,200,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,200,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.7%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Includes warrants currently exercisable for (i) 2,300,000 common shares at an exercise price of $0.75 per share and (ii) 2,300,000 common shares at an exercise price of $0.90 per share.

(2)

Based upon 31,136,785 shares of Issuer’s Common Shares issued and outstanding as of July 7, 2006.

ITEM  1.

SECURITY AND ISSUER.

This statement relates to common shares, no par value (the “Common Shares”) of Diversinet Corp., an Ontario corporation (“Diversinet” or the “Company”).  The Company’s principal executive offices are located at 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

ITEM  2.

IDENTITY AND BACKGROUND.

(a)

Albert E. Wahbe (“Reporting Person”)

(b)

The business address of the Reporting Person is as follows: 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario  M2J 5C2

(c)

The Reporting Person is a director of the Issuer. The principal business address of the Company is as follows: 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario  M2J 5C2.  In addition, the Reporting Person is a consultant to the Issuer, providing sales and business development services from time to time

(d)

During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)

During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of Canada.

ITEM  3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

By that stock purchase agreement between the Reporting Person and the Issuer, on July 6, 2006 the Issuer accepted the Reporting Person’s subscription for 4,600,000 units (each, an “Unit”) as part of a private placement of the equity securities of the Issuer (the “Offering”).  Each Unit consisted of a Common Share of the Issuer and a warrant exercisable for a Common Share of the Issuer.  The subscription price was $0.60 per Unit.  Under the Offering, the Reporting Person acquired, for an aggregate purchase price of $2,760,000, a total of 4,600,000 Units in the Offering, consisting of (i) 4,600,000 Common Shares and (ii) warrants exercisable for up to 2,300,000 Common Shares at an exercise price of $0.75 per share and for up to 2,300,000 Common Shares at an exercise price of $0.90 per share.  The source of funds for the acquired Units was the Reporting Person’s personal funds.

ITEM  4.

PURPOSE OF TRANSACTION.

The Reporting Person’s subscription in the Common Shares was part of the capital raising activities of the Issuer under the Offering.  The Common Shares acquired by the Reporting Person, totalling 9,200,000 Common Shares on a fully diluted basis, constitute approximately 25.7% of the issued and outstanding Common Shares of the Issuer.  Despite the controlling interest in the Issuer resulting from the Reporting Person’s subscription, except as provided in Item 6 below, the Reporting Person has no plans or proposals which relate to or result in those purposes set forth in Items 4 (a) through (j).

ITEM  5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

The Reporting Person is the beneficial owner of 4,600,000 Common Shares and warrants exercisable for (i) up to 2,300,000 Common Shares at an exercise price of $0.75 per share and (ii) up to 2,300,000 Common Shares at an exercise price of $0.90 per share, representing on a fully diluted basis approximately 25.7% of the issued and outstanding Common Shares of the Issuer.

(b)

The Reporting Person directly owns, and has the sole power to vote and dispose of, the Common Shares acquired in the Offering.

(c), (d) and (e) Not applicable.

ITEM  6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

By that consulting agreement dated as of July 6, 2006 between the Reporting Person and the Company, the Reporting Person agreed to provide sales and business development services for Diversinet.  As part of this arrangement, the Reporting Issuer shall be entitled to receive commissions in regards to sales activities, as a percentage of annual cumulative sales of the Issuer, payable in Common Shares priced at the share price at the completion of the sales activity.  The Reporting Person shall also be entitled to reimbursement for out of pocket expenses incurred during the performance of his services and approved by the Issuer, including without limitation, up to $2,000 per month toward automobile and entertainment costs.  The initial term of his engagement is two years, but may be terminated at any time by either party upon fifteen days prior notice.

On July 6, 2006, the Reporting Person agreed to serve as a director of the Issuer, which position he shall hold until his successor is duly elected and qualified or upon his earlier resignation or removal subject to the provisions of Issuer’s by-laws.

ITEM  7.

MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2006

Albert E. Wahbe

By /s/ Albert E. Wahbe

Albert E. Wahbe